Exhibit 12.1

ViroPharma Incorporated

Schedule of Ratio of Earnings to Fixed Charges

	Year
	1999	2000	2001	2002	2003
Net Loss from continuing operations	$(29,500,038)	$(41,817,374)	$(78,481,204)	$(26,622,883)	$(36,941,939)
Add:
Fixed charges	434,786	10,100,287	11,978,112	11,434,451	8,998,924

Earnings as adjusted	$(29,065,252)	$(31,717,087)	$(66,503,092)	$(15,188,432)	$(27,943,115)

Fixed Charges:

Interest (gross)	153,956	9,102,914	10,800,693	10,248,483	7,825,658

Portion of rent representative of the interest factor	280,830	319,110	358,962	400,253	561,376

Amortization of debt issuance costs	—	678,263	818,457	785,715	611,890

Total fixed charges	$434,786	$10,100,287	$11,978,112	$11,434,451	$8,998,924

Deficiency of earnings to cover fixed charges	$29,500,038	$41,817,374	$78,481,204	$26,622,883	$36,941,939